062-00913

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

2009 FEB 24 P 12: 03

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 09 February 2009

09045412

SUPPL

Dear Sir

J Sainsbury Announces: Total Voting Rights/ Director/PDMR Shareholding.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 4th& 5th February 2009.

Yours sincerely

Hazel Jarvis
Deputy Secretary

PROCESSED
MAR 2 2009
THOMSON REUTERS

Enc

5 February 2009

RECEIVED

2009 FEB 24 P 12:20

J Sainsbury plc

Purchase of ordinary shares of 28 $^{4}/_{7}$ pence in J Sainsbury plc ('Shares' and the 'Company', respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under the Sainsbury's Share Purchase Plan ('SSPP').

The Company was notified on 5 February 2009 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SSPP on 5 February 2009 held through HSDL Nominees Limited – SIP (the 'Trustee'):

Director	Number of Partnership shares purchased at 334.0 pence per share	Number of Matching Shares allocated	Total holding following notification
Justin King	34	8	548,913
Darren Shapland	34	8	442,307
Person Discharging Managerial Responsibility			
Gwyn Burr	35	8	80,501
Tim Fallowfield	34	8	178,805
Angela Morrison	34	8	13,279
Neil Sachdev	34	9	24,205

The SSPP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £115 per participant per four weekly period) to purchase Shares in the market. These shares are called 'Partnership Shares'.
- At the same time the Company allocated to participants via the Trustee one share for every four Partnership Shares purchased that four weekly period. These shares are called 'Matching Shares'.

J Sainsbury plc
04 February 2009

J Sainsbury plc - Voting rights and capital

In accordance with the Disclosure and Transparency Rules (the 'Rules'), we would like to notify the market of the following:

J Sainsbury plc's capital as at 31 January 2009 consists of 1,748, 674,086 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,748, 674,086.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 5493
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